Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North [redacted]
Washington DC 20549
United States of America

30th August 2007

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith the Announcement for Possible Connected Transaction dated 28 August 2007 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

POSSIBLE CONNECTED TRANSACTION

ANNOUNCEMENT

On 28 August 2007, NWHL, a 64%-owned subsidiary of the Company, has made a conditional irrevocable offer to Lee Hing whereby NWHL will procure Keep Silver, a wholly-owned subsidiary of NWHL, to sell to Lee Hing the Repurchase Shares at the consideration of HK$163,500,000.00 which shall be satisfied by Lee Hing by way of:-

(a) transferring and/or assigning the Ichiban Assets; and

(b) procuring the transfer and/or assignment of the Higrade Assets,

to Keep Silver and/or its nominee.

Diamond Way, a wholly-owned subsidiary of Lee Hing, is a substantial shareholder of Higrade Properties which is a non-wholly owned subsidiary of the Company. Accordingly, the Transaction constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules and is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules but is exempt from the independent shareholders' approval requirement, given that all of the percentage ratios under Rule 14.07 of the Listing Rules are less than 2.5%.

THE OFFER

Date

28 August 2007

Parties

(1) NWHL, a 64%-owned subsidiary of the Company

(2) Lee Hing

Subject matter of the Offer

NWHL offers to procure Keep Silver to sell as beneficial owner to Lee Hing the Repurchase Shares, being 54,500,000 Lee Hing Shares, representing approximately 25.55% of the entire issued share capital of Lee Hing as at the date of the Offer, free from all encumbrances and pursuant to and upon the terms and conditions set out in the Agreement.

Consideration

HK$163,500,000.00 which shall be satisfied by Lee Hing at Completion in the following manner:-

(a) Lee Hing shall as the sole legal and beneficial owner transfer and assign the Ichiban Assets to Keep Silver and/or its nominee as it may direct free from all claims and encumbrances of any kinds but together with all rights attached, accrued or accruing thereto on or after the Completion Date; and

(b) Lee Hing shall procure that Diamond Way as the sole legal and beneficial owner transfers and assigns the Higrade Assets to Keep Silver and/or its nominee as it may direct free from all claims and encumbrances of any kinds but together with all rights attached, accrued or accruing thereto on or after the Completion Date.

As at the date of the Offer, Higrade Properties is indebted to Diamond Way the Higrade Loan in the sum of HK$31,125,244 and Ichiban is indebted to Lee Hing the Ichiban Loan in the sum of HK$136,486,660.83.

Conditions precedent

The Offer is conditional upon the fulfilment of the following conditions:-

(a) the receipt by NWHL of a letter which, among others, acknowledges receipt of the Offer and confirms that the Lee Hing Board will recommend the Offer to its shareholders for approval, from the Lee Hing Board within 14 days from the date of the Offer;

(b) the dispatch of a circular by Lee Hing to its shareholders in relation to, inter alia, the Offer;

(c) the holding of an extraordinary general meeting by Lee Hing on or before 27 November 2007 to approve the purchase by Lee Hing of the Repurchase Shares, the Agreement and the Whitewash Waiver (as defined below);

(d) the granting of a waiver under Note 1 on the dispensations from Rule 26.1 of the Takeovers Code by the Executive to one or more shareholders of Lee Hing and parties acting in concert with them (other than Keep Silver and NWHL) who would have the

obligation to make a mandatory offer in accordance with Rule 26.1 of the Takeovers Code as a result of the purchase of the Repurchase Shares from such an obligation (the "Whitewash Waiver"), and the condition(s) of such waiver (if any) having been satisfied;

(e) the Executive approving the purchase of the Repurchase Shares under Rule 2 of the Repurchase Code, and the condition(s) of such approval (if any) having been satisfied; and

(f) Lee Hing having and maintaining until the Completion Date sufficient distributable profits as required by Section 49B and other relevant provisions of the Companies Ordinance to effect the purchase of the Repurchase Shares.

None of the conditions set out above can be waived. If any of the above conditions has not been fulfilled on or before 27 November 2007 or such later date as NWHL at its sole discretion shall determine and notify to Lee Hing in writing, the Offer will lapse and the Agreement will not be entered into.

As at the date of this announcement, condition (a) above has been fulfilled.

Lapse of the Offer

The Offer will lapse upon the earliest of the following events :-

(a) non-fulfilment of any of the conditions mentioned above (save to the extent of any time extension given by NWHL); or

(b) the delivery by Lee Hing to NWHL of evidence of fulfillment of the conditions mentioned above and the Agreement duly executed by Lee Hing, Keep Silver and NWHL,

by 6:00 p.m. on 27 November 2007 or some later time and/or date as NWHL shall in its sole discretion determine and notify to Lee Hing in writing.

THE AGREEMENT

Parties

(1) Lee Hing

(2) Keep Silver

(3) NWHL

Conditions

Completion is conditional upon:-

(a) Lee Hing having sufficient distributable profits as required by Section 49B and other relevant provisions of the Companies Ordinance to effect the purchase of the Repurchase Shares;

(b) the Executive having granted and not having withdrawn (i) its approval of the purchase of the Repurchase Shares under Rule 2 of the Repurchase Code; and (ii) the Whitewash Waiver and all the conditions (if any) of such approval and/or waiver having been satisfied; and

(c) the approval of (i) the Agreement, the purchase by Lee Hing of the Repurchase Shares and other transactions contemplated under the Agreement by at least three-fourths of the independent shareholders of Lee Hing present at an extraordinary general meeting of Lee Hing by poll; and (ii) the Whitewash Waiver by a simple majority of the independent shareholders of Lee Hing present at an extraordinary general meeting of Lee Hing by poll, in accordance with the requirements of the Repurchase Code, the Takeovers Code, the Companies Ordinance and the Listing Rules.

None of the conditions of the Agreement can be waived. The conditions of the Agreement shall have been satisfied at the time of entering into of the Agreement by the parties thereto.

Completion

Completion will take place within two business days after the date of receipt by NWHL and Keep Silver of a notice in writing from Lee Hing setting out the place, time and date for Completion, which notice shall be issued by Lee Hing within three business days after the signing of the Agreement.

After Completion, Keep Silver will cease to hold any Lee Hing Shares.

BASIS OF DETERMINING CONSIDERATION

The Consideration has been arrived at after arm's length negotiation between the parties to the Agreement by reference to, among other things:-

(i) the audited net asset value of Lee Hing of about HK$1,166 million as at 31 December 2006 (or about HK$5.47 per Lee Hing Share based on 213,336,285 Lee Hing Shares in issue) (as set out in the annual report of Lee Hing for the year ended 31 December 2006);

(ii) the continuous inactive trading of the Lee Hing Shares in the market;

(iii) the audited net asset value of Ichiban of about HK$51.9 million as at 31 December 2006;

(iv) the consolidated net profits of Ichiban of about HK$21.2 million and HK$28.8 million for the two years ended 31 December 2005 and 2006, respectively;

(v) the audited net liabilities of Higrade Properties of about HK$164.4 million as at 31 December 2006 (including the shareholders' loan of approximately HK$300.8 million); and

(vi) the audited consolidated net loss of Higrade Properties of about HK$2.4 million and HK$2.9 million for the two years ended 31 December 2005 and 2006 respectively.

Given that the Lee Hing Shares were traded below its assets value and the continuous inactive trading of the Lee Hing Shares in the market, the Directors considered that the consideration of HK$3.00 per Repurchase Share is fair and reasonable.

Based on the above and as the economy of the PRC and Vietnam is blooming, the Directors are optimistic about the hotel and property investments in these countries, accordingly, the Directors, including the independent non-executive Directors, believe that the terms of the Transaction including the Consideration are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The consideration of HK$3.00 per Repurchase Share represents:-

- a discount of about 11.76% to the closing price of HK$3.40 per Lee Hing Share as quoted on the Stock Exchange on 27 August 2007;

- a discount of about 11.29% to the average price of HK$3.382 per Lee Hing Share for the last five trading days ended on 27 August 2007;

- a discount of about[11.03% to the average price of HK$3.372 per Lee Hing Share for the last ten trading days ended on 27 August 2007;

- a discount of about 11.48% to the average price of HK$3.389 per Lee Hing Share for the last one-month trading days ended on 27 August 2007; and

- a discount of about 45.16% to the audited net asset value per Lee Hing Share of about HK$5.47 as at 31 December 2006 as disclosed in the annual report of Lee Hing for the year ended 31 December 2006.

INFORMATION ON LEE HING

The principal business activities of Lee Hing and its subsidiaries are property investment and investment holding, sales and purchases of available-for-sale investments and held for trading investments.

INFORMATION ON HIGRADE PROPERTIES

Higrade Properties is a company incorporated in the British Virgin Islands with limited liability and is indirectly owned as to 80% by the Company and as to 20% by Diamond Way, a wholly-owned subsidiary of Lee Hing. The sole assets of Higrade Properties is its effective interest in approximately 52.8% of the property known as Bei Fang Building "北方大厦" located in Harbin, the PRC, which is leased out and operated mainly as a department store. Bei Fang Building is a composite commercial development having a gross floor area of 51,512 sq. m. built on a site of approximately 31,489.6 sq. m. The allocated land use right of

the property has been granted for a term of 30 years commencing from 12 July 1994 and expiring on 11 July 2024. Higrade Properties is indebted to Diamond Way the Higrade Loan in the sum of HK$31,125,244 as at the date of the Offer.

Based on the audited consolidated financial statements of Higrade Properties for the year ended 31 December 2006, Higrade Properties had net liabilities of about HK$164.4 million as at 31 December 2006. Based on the audited consolidated financial statements of Higrade Properties for the two years ended 31 December 2005 and 31 December 2006, the net loss of Higrade Properties were about HK$2.4 million and HK$2.9 million for the two years ended 31 December 2005 and 2006 respectively. There were no taxation and extraordinary items during such periods.

After Completion, Higrade Properties will be indirectly owned as to 80% by the Company and as to 20% by NWHL.

INFORMATION OF ICHIBAN

Ichiban is a company incorporated in the British Virgin Islands with limited liability and is owned as to 50% by NWHL and as to 50% by Lee Hing. The sole assets of Ichiban is its effective interest in 64.8% of the registered capital of Saigon Riverside Hotel Company Limited which owns and operates the Renaissance Riverside Hotel Saigon and Club Royale in Ho Chi Minh City, Vietnam under a business licence of 49 years from 1992 to 2041. Ichiban is indebted to Lee Hing the Ichiban Loan in the sum of HK$136,486,660.83 as at the date of the Offer.

Based on the audited consolidated financial statements of Ichiban for the year ended 31 December 2006, the net asset value of Ichiban was about HK$51.9 million as at 31 December 2006. Based on the audited consolidated financial statements of Ichiban for the two years ended 31 December 2005 and 31 December 2006, the net profits of Ichiban were about HK$21.2 million and HK$28.8 million respectively. There were no taxation and extraordinary items during such periods.

After Completion, Ichiban will become a wholly-owned subsidiary of NWHL.

REASONS FOR THE TRANSACTION

After the repurchase of the Lee Hing Shares by Lee Hing from Parkway's wholly-owned subsidiaries in 2004, NWHL's indirect shareholding in Lee Hing increased from approximately 15.7% to approximately 25.55%. Nevertheless, no representative of NWHL has been appointed to the Lee Hing Board. Furthermore, the Lee Hing Shares have not been trading actively in the market, it is difficult for NWHL to realise its interests of approximately 25.55% in the market or by private placing without giving a deep discount. In order to minimise the costs and expenses involved in the disposal, NWHL proposes to make the Offer to Lee Hing.

The Lee Hing Shares were issued by Lee Hing to Keep Silver in 1995 and they are booked in the financial statements of the Company as other investments and in recent years, the dividends received by the Company in respect of the Lee Hing Shares amounted to approximately 0.7% based on the costs of its investments in the Lee Hing Shares. As such, the Directors considered that the return in its investments in the Lee Hing Shares for the past few years are unsatisfactory.

The Directors considered that the sole assets of Higrade Properties of its effective interest in Bei Fang Building, the PRC and the sole assets of Ichiban of its interest in Renaissance Riverside Hotel Saigon and Club Royale in Vietnam which is in line with the Group's existing business of property development, property investments and hotel. The Directors believe that the property and hotel investments in the PRC and Vietnam are good investments as the economy of these countries is blooming and is in line with the principal activities of the Group. Based on the above, the Directors, including the independent non-executive Directors, considered that the Transaction is on normal commercial terms and in the interest of the Group and its shareholders as a whole.

GENERAL

The Group is principally engaged in property development, property investments, hotel and infrastructure investments, services, department store operation, telecommunications and technology business.

Lee Hing is a substantial shareholder of a non-wholly owned subsidiary of the Company. Accordingly, the Transaction constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules and is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules but is exempt from the independent shareholders' approval requirement, given that all of the percentage ratios under Rule 14.07 of the Listing Rules are less than 2.5%.

DEFINITION

"Agreement"	the agreement for sale and purchase of the Repurchase Shares to be entered into between Lee Hing, Keep Silver and NWHL
"business day"	a day on which the Stock Exchange is open for business of dealing in securities
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	New World Development Company Limited, the issued shares of which are listed on the main board of the Stock Exchange (Stock code: 17)
"Completion"	completion of the Agreement in accordance with its terms

"Completion Date"	the date of Completion
"Consideration"	HK$163,500,000.00, being the consideration for the Repurchase Shares, representing HK$3.00 per Repurchase Share
"Diamond Way"	Diamond Way Inc., a company incorporated in Liberia with limited liability, which is a wholly-owned subsidiary of Lee Hing
"Directors"	directors of the Company
"Executive"	Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any delegate of the Executive Director
"Group"	the Company and its subsidiaries
"Higrade Assets"	the Higrade Shares and the Higrade Loan
"Higrade Loan"	the sum of HK$31,125,244 owing as at the date of the Offer by Higrade Properties to Diamond Way, which is interest free and repayable on demand
"Higrade Properties"	Higrade Properties Limited, a company incorporated in the British Virgin Islands with limited liability
"Higrade Shares"	20 shares of US$1 each in Higrade Properties, representing 20% of the total issued share capital of Higrade Properties
"Ichiban"	Ichiban Properties Limited, a company incorporated in the British Virgin Islands with limited liability
"Ichiban Assets"	the Ichiban Share and the Ichiban Loan
"Ichiban Loan"	the sum of HK$136,486,660 owing as at the date of the Offer by Ichiban to Lee Hing, which is interest free and repayable on demand
"Ichiban Share"	1 share of US$1 in Ichiban, representing 50% of the total issued share capital of Ichiban
"Keep Silver"	Keep Silver Investments Limited, a company incorporated in the British Virgin Islands with limited liability and wholly-owned by NWHL

“Lee Hing”	Lee Hing Development Limited, a company incorporated in Hong Kong and whose issued shares are listed on the main board of the Stock Exchange (Stock code: 68)
"Lee Hing Board"	board of directors of Lee Hing
"Lee Hing Share(s)"	share(s) of par value of HK$1.00 each in the capital of Lee Hing
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"NWHL"	New World Hotels (Holdings) Limited, a company incorporated in Hong Kong with limited liability and a 64%-owned subsidiary of the Company
"Parkway"	Parkway Holdings Limited, whose issued shares are listed on the Singapore Exchange Securities Trading Limited
“PRC”	People’s Republic of China, which shall for the purpose of this Agreement, excludes Hong Kong, Macau Special Administrative Region and Taiwan
"Offer"	the conditional irrevocable offer made by NWHL to Lee Hing dated 28 August 2007 to procure Keep Silver to sell to Lee Hing the Repurchase Shares upon the terms and conditions set out in the Agreement
“Repurchase Code”	the Hong Kong Code on Share Repurchases
“Repurchase Shares”	54,500,000 Lee Hing Shares legally and beneficially owned by Keep Silver, representing approximately 25.55% of the issued share capital of Lee Hing as at the date of the Offer
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Transaction"	the disposal of the Repurchase Shares by Keep Silver to Lee Hing on the terms and conditions set out in the Agreement and the performance of the transactions contemplated thereunder

By Order of the Board of
New World Development Company Limited
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 28 August 2007

As at the date of this announcement, (a) the executive Directors are Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and and Mr. Cheng Chi-kong, Adrian; (b) the non-executive Directors are Mr. Cheng Yue-pui, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung, Mr. Ho Hau-hay, Hamilton and Mr. Liang Cheung-biu, Thomas, and (c) the independent non-executive Directors are Lord Sandberg, Michael, Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor) and Mr. Lee Luen-wai, John.

END